

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.**
> **Post-effective Amendment No. 2 to Form S-1 on Form S-3**
> **Filed July 22, 2015**
> **File No. 333-193882**

Dear Mr. Dias:

We have reviewed your post-effective amendment and have the following comments.

<u>General</u>

1.   It appears you are registering the resale of common stock underlying warrants that are not yet outstanding and won't be outstanding until the exercise of an option to purchase units that you sold to certain selling security holders in connection with your initial public offering. As a result of the multiple layers of conversion, it is not appropriate to register the resale of common stock underlying the warrants if the selling security holder must first exercise an option to acquire the units. Please advise.

2.   We note your response to comment three in our letter dated July 8, 2015. General Instruction I.B.4 would not appear to be available to cover the shares underlying the warrants that are issuable upon exercise of the unit purchase options because these warrants are not currently outstanding. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
Jeffrey Gallant, Esq.
Graubard Miller